June 11, 2010

Mr. Jeffrey Riedler

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Mail Stop 03-05

Washington, D.C. 20549

Re:          Talecris Biotherapeutics Holdings Corp.

Registration Statement on Form S-4 (File No. 333-166052)

Dear Mr. Riedler:

This letter is sent on behalf of Talecris Biotherapeutics Holdings Corp. (the “Company”) in connection with the proposed offer (the “Exchange Offer”) to exchange up to an aggregate principal amount of $600,000,000 of its 7.75% Senior Notes due 2016 (the “Exchange Notes”), which have been registered under the Securities Act of 1933, as amended (the “Securities Act”), for up to an aggregate principal amount of $600,000,000 of its outstanding 7.75% Senior Notes due 2016 (the “Outstanding Notes”), as described in the registration statement on Form S-4, File Number 333-166052, filed with the Securities and Exchange Commission (the “Commission”) on April 13, 2010, including the prospectus contained therein (the “Prospectus”).  The Company is registering the Exchange Offer in reliance on the staff position enunciated in the Commission staffs no-action letters to Exxon Capital Holdings Corporation (avail. May 13, 1989), Morgan Stanley & Co. Incorporated (avail. June 5, 1991) and Shearman & Sterling (avail. July 2, 1993).

The Company hereby makes the following representations and acknowledgments:

1.                                      The Company represents that neither it nor any of its affiliates has entered into any arrangement or understanding with any person to distribute the Exchange Notes and, to the best of the Company’s information and belief, each person who is expected to participate in the Exchange Offer will be acquiring the Exchange Notes in the ordinary course of its business and has no arrangement or understanding with any other person to participate in the distribution of the Exchange Notes.  The Company’s representations set forth in this paragraph 1 with respect to each person who is expected to participate in the Exchange Offer is based solely on the representations expected to be received by the Company from each such person as outlined under the heading “The Exchange Offer-Representations” on page 215 of the Prospectus.

2.                                      The Company represents that each person who is expected to participate in the Exchange Offer will be made aware, through appropriate disclosure in the letter of transmittal to be distributed in connection with the Exchange Offer (the “Letter of Transmittal”) and/or the

Prospectus, that any person participating in the Exchange Offer with the intent to effect a distribution of the Exchange Notes may not rely on the staffs position in Exxon Capital Holdings Corporation, as developed in subsequent staff interpretations, and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction.

3.                                      The Company acknowledges that a secondary resale transaction of the type described in paragraph 2 above should be covered by an effective registration statement containing the selling security-holder information required by Item 507 of Regulation S-K.

4.                                      The Company represents that broker-dealers who are expected to be participants in the Exchange Offer will be made aware, through appropriate disclosure in the Letter of Transmittal and/or the Prospectus, that any broker-dealer who holds Outstanding Notes acquired for its own account as a result of market-making activities or other trading activities, and who receives Exchange Notes in exchange for such Outstanding Notes pursuant to the Exchange Offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act (which may be the Prospectus for the Exchange Offer) in connection with the resale of such Exchange Notes.

Thank you for your attention to this matter.  If you have any questions regarding the foregoing, please contact Aron Izower of Reed Smith LLP at (212) 521-5400, or David Mittelman of Reed Smith LLP at (415) 659-5943.

Very truly yours,

TALECRIS BIOTHERAPEUTICS HOLDINGS CORP.

By:	/s/ John F. Gaither, Jr.
Name: John F. Gaither, Jr.
Title: Executive Vice President,
General Counsel and Secretary

Cc:	Securities and Exchanges Commission
Bryan Pitko

Reed Smith LLP
Aron Izower

Reed Smith LLP
David Mittelman